-----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number          3235-0145
                                                   Expires:    December 31, 2005
                                                   Estimated average burden
                                                   hours per response ....... 11
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                                TRUEYOU.COM, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    897876108
                               ------------------
                                 (CUSIP Number)

                                Edward R. Mandell
                              Troutman Sanders LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6163
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2005
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897876108                     13D                   Page 2 of 10 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Kidd & Company, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Connecticut
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             38,473,906(1)

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           -0-
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        38,473,906(1)
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      -0-

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        38,473,906(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        13.1%(2)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

(1) Consists of 3,847.3906 shares of Series B Preferred Stock, which are convertible into 38,473,906 shares of Common Stock.

(2) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                   Page 3 of 10 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Carla G. Kidd
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]
        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds: OO

--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       U.S.A.
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             19,236,953(1)

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           233,042,968(2)
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        19,236,953
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      91,075,998(3)

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        255,509,808(4)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        85.8%(5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------
(1) Consists of 1,923.6953 shares of Series B Preferred Stock, which are convertible into 19,236,953 shares of Common Stock, indirectly owned by the Reporting Person and directly owned by Kidd & Company, LLC ("KCO"). The
Reporting  Person  owns 50% of KCO.

(2) Consists of (i) 8,784.6111 shares of Series B Preferred Stock, which are convertible into 87,846,111 shares of Common Stock, indirectly owned by the Reporting Person and directly owned by Seapine Investment, LLC ("Seapine") and
(ii) 14,519.6857 shares of Series B Preferred Stock, which are convertible into 145,196,857 shares of Common Stock, beneficially owned by others that are subject to an Amended and Restated Securityholders Agreement dated December 20, 2005, among Richard Rakowski, Andrew D. Lipman, Clarice Webb, Claudine Singer, Darrin Prescott, Michael Paley, Daniel D. Witcher, Patricia Mackey, Catherine M. Kidd Grantor Trust, Cara E. Kidd Trust, Thomas C. Kidd Trust, Seapine, DeBiasi Family Limited Partnership, Sand Dollar Partners, L.P. and L Capital Management SAS ("L Capital") (the "Securityholders Agreement"), as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares.

(3) Consists of 8,784.6111 shares of Series B Preferred Stock, which are convertible into 87,846,111 shares of Common Stock, and a warrant to purchase
322.9887 shares of Series B Preferred Stock, which are convertible into 3,229,887 shares of Common Stock indirectly owned by the Reporting Person and directly owned by Seapine. Pursuant to the Securityholders Agreement, the ability of the Reporting Person to dispose of its shares is restricted in favor of L Capital. See Item 6 "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer."

(4) Consists of (i) 8,784.6111 shares of Series B Preferred Stock, which are convertible into 87,846,111 shares of Common Stock, and a warrant to purchase
322.9887 shares of Series B Preferred Stock, which are convertible into 3,229,887 shares of Common Stock, indirectly owned by the Reporting Person and directly owned by Seapine, (ii) 1,923.6953 shares of Series B Preferred Stock which are convertible into 19,236,953 shares of Common Stock indirectly owned by the Reporting Person and directly owned by KCO and (iii) 14,519.6857 shares of
Series B Preferred Stock, which are convertible into 145,196,857 shares of Common Stock, beneficially owned by others that are subject to the Securityholders Agreement, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares. The Reporting Person disclaims beneficial ownership of such shares.

(5) For purposes of Rule 13d-3 under the Securities and Exchange Act, we have assumed that all shares of Common Stock into which the shares of Series B Preferred Stock are convertible are currently issued and outstanding.

CUSIP No. 897876108                     13D                   Page 4 of 10 Pages
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $0.001 par value ("Common Stock"), of Trueyou.com, Inc. (the "Issuer"), which is a corporation organized under the laws of Delaware. The Issuer's principal executive offices are located at 501 Madison Avenue, Suite 407, New York, New York 10022.


ITEM 2.  IDENTITY AND BACKGROUD

     This statement is being filed by Kidd & Company, LLC ("KCO"), an investment firm existing under the laws of Connecticut and Carla G. Kidd (together, the "Reporting Persons"). The Reporting Persons are making a joint filing pursuant to Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

     The principal business address of KCO is 10 Glenville Street, Greenwich, CT 06831. The name and present business address and present principal occupation or employment and citizenship of each principal of KCO are set forth on Schedule A attached hereto.

     Carla G. Kidd, a citizen of the United States of America, is the sole member of Seapine Investments, LLC ("Seapine"), an investment firm existing under the laws of Connecticut. Ms. Kidd owns 50% of KCO. The principal business address of Carla G. Kidd and Seapine is c/o Kidd & Company, LLC, 10 Glenville Street, Greenwich, CT 06831

     During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their members or principals, as applicable, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 20, 2005, the Issuer entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Advanced Aesthetics, Inc., a Delaware corporation ("AAI"), and the securityholders of AAI (the "AAI Securityholders"), pursuant to which the AAI Securityholders, including the Reporting Persons, exchanged their securities of AAI for (i) 27,926.4689 newly issued shares of the Issuer's Series B Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), (ii) 8,452.0222 newly issued shares of the Issuer's Series C Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock" and together with the Series B Preferred Stock, the "New Preferred Stock"), and
(iii) newly issued warrants to purchase 3,970.0363 shares of the Issuer's Series B Preferred Stock. As a result of the consummation of the transactions contemplated by the Share Exchange Agreement, KCO beneficially owns an aggregate of 3,847.3906 shares of Series B Preferred Stock which are convertible into 38,473,906 shares of Common Stock of the Issuer and Carla G. Kidd indirectly beneficially owned (i) 1,923.6953 shares of Series B Preferred Stock which are convertible into 19,236,953 shares of Common Stock of the Issuer, directly owned by KCO; (ii) 9,784.6111

CUSIP No. 897876108                     13D                   Page 5 of 10 Pages
--------------------------------------------------------------------------------

shares of Series B Preferred Stock, which are convertible into 97,846,111 shares of Common Stock of the Issuer, and a warrant to purchase 322.9887 shares of Series B Preferred Stock, which are convertible into 3,229,887 shares of Common Stock of the Issuer, directly owned by Seapine and (iii) 14,519.6857 shares of Series B Preferred Stock, which are convertible into 145,196,857 shares of Common Stock of the Issuer, beneficially owned by others that are subject to the Securityholders Agreement as a result of which she may be deemed to be the beneficial owner of such shares. A copy of the Share Exchange Agreement is set forth as Exhibit 2.


ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Series B Preferred Stock for investment purposes. The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Series B Preferred Stock and/or the underlying shares of Common Stock for investment; (ii) disposing of all or a portion of the Series B Preferred Stock and/or the underlying shares of Common Stock in open market sales, subject to registration, or in privately-negotiated transactions; (iii) acquiring additional securities of the Issuer in the open market or in privately-negotiated transactions; (iv) entering into short sales or other hedging transactions with respect to securities of the Issuer of Common Stock; or (v) entering into one or more transactions which would have the same effect. The Reporting Persons from time to time, review their investments in the Issuer and may conduct, alone or in coordination with each other or the Issuer's management, a strategic review of the Issuer's operations, capitalization, opportunities and competitive position. Based upon such review, the Reporting Persons may consider and may support a variety of transactions, including refinancings, disposal of non-core assets, joint ventures, recapitalizations or other transactions that could alter the Issuer's capital structure or expand or contract its business. In addition, the Reporting Persons may alone, with each other or together with others acquire additional securities of the Issuer by way of open market transactions, privately-negotiated transactions, conversion of indebtedness, tender offers, business combinations or other means or any combination thereof, including transactions by which they alone or with each other or together with others might acquire the entire equity of the Issuer. The Reporting Persons have not as yet determined which of the courses of action specified in this paragraph they may ultimately take. The Reporting Persons' future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price and availability of the Issuer's Common Stock, the Issuer's business and prospects, developments in the industry in which the Issuer is engaged, other investment and business opportunities available to the Reporting Persons, and general economic, monetary and stock market conditions. In addition, in formulating any plan or proposal with respect to any transaction involving the Issuer, the Reporting Persons may conduct discussions with management of the Issuer.

     On December 20, 2005, concurrently with the closing of the Share Exchange Agreement described in Item 3, Seapine entered into a Securityholders Agreement dated December 20, 2005, among Richard Rakowski, Andrew D. Lipman, Clarice Webb, Claudine Singer, Darrin Prescott, Michael Paley, Daniel D. Witcher, Patricia Mackey, Catherine M. Kidd Grantor Trust, Cara E. Kidd Trust, Thomas C. Kidd Trust, Seapine, DeBiasi Family Limited Partnership, Sand Dollar Partners, L.P. (collectively, the "KCO Affiliates") and L Capital Management SAS ("L Capital") (the "Securityholders Agreement"), pursuant to which the parties have agreed on restrictions on the transfer of their securities, rights of first offer and tag-along rights as well as preemptive rights. In addition, the parties agreed to vote their shares for

CUSIP No. 897876108                     13D                   Page 6 of 10 Pages
--------------------------------------------------------------------------------

specified nominees as directors of the Issuer and provided each other with approval rights for specified transactions of the Issuer. A copy of the Securityholders Agreement is set forth as Exhibit 3.

     At the closing of the Share Exchange Agreement, all of the members of the Board of the Issuer prior to the closing of the Share Exchange Agreement resigned and were replaced by the existing directors of AAI. In addition, at the closing of the Share Exchange Agreement, all of the executive officers of the Issuer prior to the closing of the Share Exchange Agreement resigned and were replaced by the existing officers of AAI.

     Except as set forth above, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, as applicable, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

     As of December 20, 2005, KCO beneficially owns an aggregate of 3,847.3906 shares of Series B Preferred Stock, which are convertible into 38,473,906 shares of Common Stock, representing approximately 13.1% of the shares of Common Stock of the Issuer based on an aggregate of approximately (i) 14,995,513 shares of Common Stock and (ii) 27,926.4689 shares of Series B Preferred Stock, which are convertible, issued and outstanding as of December 20, 2005).

     As of December 20, 2005 Carla G. Kidd indirectly beneficially owns an aggregate of 255,550.9808 shares of Series B Preferred Stock, which are convertible into 255,509,808 shares of Common Stock, representing 85.8% of the Shares of Common Stock of the Issuer (based on an aggregate of approximately (i) 14,995,513 shares of Common Stock, (ii) 27,926.4689 shares of Series B Preferred Stock, which are convertible into 279,264,689 shares of Common Stock and (iii) a warrant to purchase 322.9887 shares of Series B Preferred Stock, which are convertible into 3,229,887 shares of Common Stock, issued and outstanding as of December 20, 2005).

     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

     (c) Pursuant to the Share Exchange Agreement, on December 20, 2005 the AAI Securityholders exchanged their securities of AAI for new shares of newly issued securities of the Issuer. As a result of the transactions contemplated by the Share Exchange Agreement, KCO beneficially owns an aggregate of 3,847.3906 shares of Series B Preferred Stock which are convertible into 38,473,906 shares of Common Stock, representing approximately 13.1% of the shares of Common Stock of the Issuer and Carla G. Kidd indirectly beneficially owns an aggregate of 25,550.9808 shares of Series B Preferred Stock, which are convertible into 255,509,808 shares of Common Stock, representing 85.9% of the Shares of Common Stock of the Issuer.

CUSIP No. 897876108                     13D                   Page 7 of 10 Pages
--------------------------------------------------------------------------------

     (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of securities of the Issuer beneficially owned by the Reporting Persons

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On December 20, 2005, concurrently with the closing of the Share Exchange Agreement described in Item 3, the KCO Affiliates (including Seapine) entered into the Securityholders Agreement, pursuant to which the parties have agreed on restrictions on the transfer of their securities, rights of first offer and tag-along rights as well as preemptive rights. In addition, the parties agreed to vote their shares for specified nominees as directors of the Issuer and provided each other with approval rights for specified transactions of the Issuer.

     On December 20, 2005, the KCO Affiliates (including Seapine) entered into an Amended and Restated Share Transfer Agreement (the "Share Transfer
Agreement") with the Issuer and L Capital. Pursuant to the Share Transfer Agreement, the KCO Affiliates agreed to deliver to an escrow agent a portion of their shares of Series B Preferred Stock (the "Escrow Shares"), to be subject to a clawback in favor of L Capital if L Capital does not receive an investment rate of return of 25% on its investment in the Issuer. The KCO Affiliates also agreed not to sell, transfer, assign or otherwise dispose of any of their Escrow Shares in a manner that would interfere with the rights of L Capital. A copy of the Share Transfer Agreement is attached hereto as Exhibit 4.

     On December 20, 2005, the KCO Affiliates (including Seapine) entered into an Amended and Restated Escrow Agreement (the "Escrow Agreement") with Troutman Sanders LLP, as escrow agent (the "Escrow Agent"), the KCO Affiliates and L Capital. Pursuant to the Escrow Agreement the Reporting Persons appointed the Escrow Agent to act as escrow agent for the Escrow Shares. A copy of the Escrow Agreement is attached hereto as Exhibit 5.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated December 20, 2005, pursuant to Rule 13d-1(k) of the Exchange Act, among the Reporting Persons with respect to their joint filing of this Statement.

Exhibit 2 Share Exchange Agreement, dated December 20, 2005, by and among Trueyou.com, Inc., Advanced Aesthetics, Inc. and all the securityholders of Advanced Aesthetics, Inc. Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated (date of earliest reported: December 20, 2005), File No. 000-51158.

Exhibit 3 Amended and Restated Securityholders Agreement, dated December 20, 2005, by and among Richard Rakowski, Andrew D. Lipman, Clarice Webb, Claudine Singer, Darrin Prescott, Michael Paley, Daniel D. Witcher, Patricia Mackey, Catherine M. Kidd Grantor Trust, Cara E. Kidd Trust, Thomas C. Kidd Trust, Seapine, DeBiasi Family Limited Partnership, Sand Dollar Partners, L.P. and L Capital Management SAS. Incorporated by reference to Exhibit 10.06 to the

CUSIP No. 897876108                     13D                   Page 8 of 10 Pages

--------------------------------------------------------------------------------

           Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005, (File No. 000-51158).

Exhibit 4 Amended and Restated Share Transfer Agreement, dated December 20, 2005, by and among Richard Rakowski, Andrew D. Lipman, Clarice Webb, Claudine Singer, Darrin Prescott, Michael Paley, Daniel D. Witcher, Patricia Mackey, Catherine M. Kidd Grantor Trust, Cara E. Kidd Trust, Thomas C. Kidd Trust, Seapine, DeBiasi Family Limited Partnership, Sand Dollar Partners, L.P. and L Capital Management SAS. Incorporated by reference to Exhibit 10.45 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005, (File No. 000-51158).

Exhibit 5 Amended and Restated Escrow Agreement, dated December 20, 2005, by and among Richard Rakowski, Andrew D. Lipman, Clarice Webb, Claudine Singer, Darrin Prescott, Michael Paley, Daniel D. Witcher, Patricia Mackey, Catherine M. Kidd Grantor Trust, Cara E. Kidd Trust, Thomas
           C. Kidd Trust, Seapine, DeBiasi Family Limited Partnership, Sand Dollar Partners, L.P. and L Capital Management SAS. Incorporated by reference to Exhibit 10.05 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005, (File No. 000-51158).

CUSIP No. 897876108                     13D                   Page 9 of 10 Pages

--------------------------------------------------------------------------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        KIDD & COMPANY, LLC


                                        By:/s/ William J. Kidd
                                           -------------------------------------
                                           Name:  William J. Kidd
                                           Title: Principal
                                           Dated: December 28, 2005


                                           /s/ Carla G. Kidd
                                           -------------------------------------
                                           Carla G. Kidd
                                           Dated: December 28, 2005

CUSIP No. 897876108                     13D                  Page 10 of 10 Pages
--------------------------------------------------------------------------------


                           SCHEDULE A TO SCHEDULE 13D
                           --------------------------

The names of the principals of Kidd & Company, LLC and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the United States and the business address of each person is the address of KCO.

                               KIDD & COMPANY, LLC
                               10 Glenville Street
                               Greenwich, CT 06831


Name                                        Present Principal Occupation
----                                        ----------------------------

William J. Kidd                             Principal

James Benedict                              Principal

Francis X. Buckman                          Principal

Gerard A. Debiasi                           Principal

Andrew D. Lipman                            Principal, Director of the Issuer

Richard Rakowski                            Principal, Chairman and Chief
                                            Executive Officer of the Issuer

Michael Paley                               Principal

Daniel Richardson                           Principal

Claudine Singer                             Principal

Daniel D. Witcher                           Principal

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the signatories named below agrees to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common stock, $.001 par value per share, of TrueYou.Com, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, as contemplated by Section 13d-1(k)(1)(ii), no signatory shall be responsible for the completeness or accuracy of the information concerning the other signatories making the filing, unless such signatory knows or has reason to believe that such information is inaccurate. This Joint Filing
Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.


                                        KIDD & COMPANY, LLC

                                        By: /s/ William Kidd
                                           -------------------------------------
                                             Name:  William Kidd
                                             Title: Principal
                                             Dated:  December 28, 2005


                                             /s/ Carla G. Kidd
                                        ----------------------------------------
                                             Carla G. Kidd
                                             Dated:  December 28, 2005